UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17071

             A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Income and Savings Plan

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation

Retirement Income and Savings Plan

EIN 35-1544218     PN 002

Accountants’ Report and Financial Statements

December 31, 2009 and 2008

First Merchants Corporation

Retirement Income and Savings Plan

December 31, 2009 and 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions 14

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 15

Signatures 19

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Audit and Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Indianapolis, Indiana
June 25, 2010

Federal Employer Identification Number:  44-0160260

First Merchants Corporation

Retirement Income and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

Assets
	2009	2008

Investments, at fair value
Common stock	$533,127	$1,293,563
Mutual funds	37,625,582	28,919,211
Collective investment fund	2,993,325	2,068,009
Money market funds	4,545,153	4,197,096
Participant loans	2,488	23,355
Total investments	45,699,675	36,501,234

Receivables
Accrued income	29,997	1,979
Employer contributions	1,805,633	1,632,101
Total receivables	1,835,630	1,634,080

Cash	3,210	18,514

Net Assets Available for Benefits, at Fair Value	47,538,515	38,153,828
Adjustment from fair value to contract value for
interest in collective investment fund relating to fully
benefit-responsive investment contracts	(79,335)	(8,289)

Net Assets Available for Benefits	$47,459,180	$38,145,539

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008

Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$6,369,861	$(15,326,198)
Interest and dividends	845,014	1,479,815
Net investment income (loss)	7,214,875	(13,846,383)

Contributions
Participants	3,336,361	3,083,642
Employer	2,994,554	2,677,512
Rollovers	58,643	1,175,305
Other contributions	345	1,229
	6,389,903	6,937,688
Total	13,604,778	(6,908,695)

Deductions
Benefits paid to participants	4,291,107	2,814,794
Other expenses	30	813
Total	4,291,137	2,815,607

Net Increase (Decrease)	9,313,641	(9,724,302)

Net Assets Available for Benefits, Beginning of Year	38,145,539	47,869,841

Net Assets Available for Benefits, End of Year	$47,459,180	$38,145,539

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1:	Description of Plan

The following description of First Merchants Corporation Retirement Income and Savings Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  First Merchants Trust Company is the trustee and recordkeeper of the Plan.  Fidelity is the custodian for a majority of the Plan’s assets.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 75% of eligible compensation up to the maximum allowed by law.  Employee rollover contributions are also permitted.  The Plan also accepts Roth elective deferrals made on behalf of participants.

Prior to March 1, 2005, the Corporation made matching contributions of its employees’ salary deferral amounts of 25% of the first 5% of employees’ eligible compensation for all participating employees.  After March 1, 2005, the matching contribution described above is the only type of employer contribution granted to grandfathered participants who are at least age 55 and credited with at least ten years of service at February 28, 2005.  The remaining participants may receive three different types of employer contributions.  The Corporation’s contributions are as follows:

•	Retirement security contributions: range from 2% of pay to 7% of pay based on years of continuous service. The participant must have 1,000 hours of service and be employed at the end of the Plan year.

•	Matching contributions: 50% of the first 6% of employees’ eligible compensation for all participating employees.

•
Transition contributions:  3% of eligible compensation for all participants who are at least age 45, credited with at least ten years of service at February 28, 2005 and were participating in the Corporation’s defined-benefit plan at February 28, 2005.  The participant must have 1,000 hours of service and be employed at the end of the Plan year.  This contribution will only be applicable through the 2009 Plan year.

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The end of year requirement does not apply for participants who have terminated due to normal retirement age, early retirement age, death or disability.  Early retirement is defined as age 55 and greater than five years of service.  The entry date for retirement security and transition contributions is March 1, 2005, and each subsequent January 1.  Catch-up contributions are also available for participants after they reach 50 years of age before the end of the applicable year.

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds as well as Corporation common stock.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  Allocations to the Corporation’s common stock are generally limited to 25% of the applicable account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Corporation’s contribution and Plan earnings.  Allocations of Plan earnings are based on participant account balances, as defined.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon.  Vesting in the Corporation’s matching contribution portion of their accounts plus earnings thereon is based on years of credited service.  A participant is fully vested in the matching contribution portion of their account after five years of credited service.  The vesting in the retirement security contribution portion of their account plus earnings is 100% vested after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service.  The nonvested balance is forfeited upon termination of service.  Forefeitures are used to reduce the Corporation’s contribution or to pay reasonable administrative expenses of the Plan.

Payment of Benefits

Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts.  Withdrawals other than for termination are permitted under circumstances provided by the Plan.  Plan assets included amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.  At December 31, 2009 and 2008, Plan assets included approximately $27,700 and $2,200 which were allocated to these accounts.

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The statement of net assets available for benefits presents the fair value of  the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Mutual funds are valued at the net asset value of shares held by the Plan at year end.  Participant loans are valued at amortized costs, which approximates fair value.  Investment in the Corporation’s common stock is valued at the quoted market price on the last business day of the Plan year.  The Plan’s interest in the collective investment fund (Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund at year-end.

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan obtained its latest determination letter on September 7, 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended and restated since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2006.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Participant Loans

Effective March 1, 2005, participant loans were acquired from merged plans.  Participant loans have never been granted by the Plan.  Effective March 1, 2005, no new loans were permitted under the Plan with respect to any merged plan that had an active loan program.  Any outstanding loan will continue to be repaid based on the term of the loan from the merged plan.

Administrative Expenses

Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 3:	Investments

At December 31, 2009 and 2008, the Plan’s investments are held by Fidelity and the Corporation.  The Federated Capital Preservation Fund included in Plan assets may be subject to withdrawal charges upon contract termination.  Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2009
	Net
	Appreciation
	(Depreciation)	Fair Value
	in Fair Value	at End
	During Year	of Year

Common stock	$(999,199)	$533,127
Mutual funds	7,369,060	37,625,582
Collective investment fund	-	2,993,325
Money market fund	-	4,545,153
Participant loans	-	2,488

	$6,369,861	$45,699,675

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

	2008
	Net
	Appreciation
	(Depreciation)	Fair Value
	in Fair Value	at End
	During Year	of Year

Common stock	$87,275	$1,293,563
Mutual funds	(15,413,473)	28,919,211
Collective investment fund	-	2,068,009
Money market fund	-	4,197,096
Participant loans	-	23,355

	$(15,326,198)	$36,501,234

Interest and dividends realized on the Plan’s investments for the years ended 2009 and 2008 were $845,014 and $1,479,815, respectively.

The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

	2009	2008

PIMCO Total Return Fund	$3,646,236	$3,157,723
Goldman Sachs Mid Cap Equity Fund	3,164,450	2,563,196
MFS Value Fund	4,100,383	3,776,078
American Funds Amcap Fund	4,652,710	3,597,986
Federated Government Obligations Fund	4,545,153	4,197,096
Federated Capital Preservation Fund	2,993,325	2,068,009
Federated U.S. Government Fund	-	2,116,087
Franklin Small Cap Value Fund	2,704,539	1,977,331

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 4:	Disclosures About Fair Value of Assets

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock, mutual funds and a money market fund.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include a collective trust fund.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include participant loans.

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

		2009
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Common Stock	$533,127	$533,127	$-	$-
Mutual Funds
Bonds	7,574,154	7,574,154	-	-
International Equities	3,592,822	3,592,822	-	-
Large Cap Equities	12,518,108	12,518,108	-	-
Lifecycle Funds	3,499,312	3,499,312	-	-
Mid-Cap Equities	5,542,169	5,542,169	-	-
Real Estate	495,597	495,597	-	-
Small-Cap Equities	4,403,420	4,403,420	-	-
	37,625,582	37,625,582	-	-
Money Market Fund	4,545,153	4,545,153	-	-
Collective Investment Fund	2,993,325	-	2,993,325	-
Participant Loans	2,488	-	-	2,488

	$45,699,675	$42,703,862	$2,993,325	$2,488

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

		2008
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Common Stock	$1,293,563	$1,293,563	$-	$-
Mutual Funds	28,919,211	28,919,211	-	-
Money Market Fund	4,197,096	4,197,096	-	-
Collective Investment Fund	2,068,009	-	2,068,009	-
Participant Loans	23,355	-	-	23,355

	$36,501,234	$34,409,870	$2,068,009	$23,355

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statement of net assets available for benefits using significant unobservable (Level 3) inputs:

Participant
Loans

Balance, January 1, 2008	$70,133
Loan repayments and defaults	(46,778)

Balance, January 1, 2009	23,355
Loan repayments and defaults	(20,867)

Balance, December 31, 2009	$2,488

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in First Merchants Corporation common stock.  Activity at fair value was as follows:

First Merchants
Corporation
Common
Stock

Balance, January 1, 2008	$898,880
Changes	394,683

Balance, December 31, 2008	1,293,563
Changes	(760,436)

Balance, December 31, 2009	$533,127

The Corporation provides certain administrative services at no cost to the Plan.

Note 6:	Nonexempt Transactions

Defined-contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer.  Contributions of $185 were not remitted within the required time period for the year ended December 31, 2008.  These contributions were remitted during the December 31, 2009 Plan year.  Contributions of $150 were not remitted within the required time period for the year ended December 31, 2009.  These contributions were remitted during the December 31, 2010 Plan year.

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 7:	Plan Amendments

Effective January 1, 2008, the Plan was amended to add Lincoln Bank headquartered in Plainfield, Indiana as an adopting employer.  Effective January 1, 2009, approximately 235 former Lincoln Bank employees began participating in the Plan.

Effective December 31, 2008, Indiana Title Insurance Company is no longer an employer of the Plan.

Note 8:	Significant Estimates and Concentrations

Current Economic Conditions

The current economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 9:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 10:	Subsequent Events

Plan Amendments

Effective January 1, 2010, an employee hired or rehired on or after January 1, 2010, will not be eligible for employer contributions other than the employer matching contributions.  Also effective January 1, 2010, participant loans will be allowed by the Plan and early retirement termination allocation of contributions will not apply.

Supplemental Schedules

First Merchants Corporation

Retirement Income and Savings Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

December 31, 2009

Employer Identification Number: 35-1544218     Plan Number: 002

				Total That	Total Fully
			Participant	Constitute	Corrected Under
			Contributions	Non-exempt	Voluntary Fiduciary
			Transferred Late	Prohibited	Correction
Identity	Relationship	Description	to the Plan	Transactions	Program (VFCP)

First Merchants	Employer and	Employee deferral for December 29, 2008	$185	$2	$-
Corporation	Sponsor	was not remitted to the Plan within the
required time period established by
the DOL. Remitted in February and April 2009

First Merchants	Employer and	January 2009 employee deferral was not remitted to	150	8	-
Corporation	Sponsor	the Plan within the required time period
established by the DOL. Remitted in April 2010

First Merchants Corporation

Retirement Income and Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
Employer Identification Number: 35-1544218     Plan Number: 002

(a)(b)	(c)		(e)
	Description of
Identity of Issue,	Investment
Borrower, Lessor or	Including Par or		Current
Similar Party	Maturity Value		Value

Common Stock
*First Merchants Corporation	89,752	shares	$533,127

Mutual Funds
AIM Small Cap Equity Fund	92,971	shares	885,087
AIM Real Estate Fund	27,890	shares	495,597
American Funds Amcap Fund	282,906	shares	4,652,710
American Funds Europacific Fund	25,429	shares	1,028,667
American Funds High Income Trust Fund	98,229	shares	1,051,451
American Funds Capital World Bond	26,843	shares	538,201
Blackrock Small Cap Growth Fund	75,843	shares	813,794
Federated U.S. Government Fund	199,035	shares	2,338,266
Federated International Small-Mid Co Fund	23,695	shares	677,672
Fidelity Advisor Diversified International Fund	56,239	shares	826,707
Fidelity Advisor Freedom 2010 Fund	31,641	shares	331,909
Fidelity Advisor Freedom 2015 Fund	46,895	shares	491,650
Fidelity Advisor Freedom 2020 Fund	61,852	shares	667,997
Fidelity Advisor Freedom 2025 Fund	48,360	shares	440,702
Fidelity Advisor Freedom 2030 Fund	56,616	shares	612,016
Fidelity Advisor Freedom 2035 Fund	30,892	shares	314,174
Fidelity Advisor Freedom 2040 Fund	30,746	shares	334,210
Fidelity Advisor Freedom 2045 Fund	16,152	shares	135,996
Fidelity Advisor Freedom 2050 Fund	17,005	shares	170,658
First American Mid Cap Growth Opportunity Fund	40,188	shares	1,259,889
First American Equity Index Fund	78,113	shares	1,584,218
First American Mid Cap Index Fund	107,291	shares	1,117,830
Franklin Small Cap Value Fund	77,339	shares	2,704,539
Goldman Sachs Mid Cap Equity Fund	110,298	shares	3,164,450
MFS Value Fund	198,855	shares	4,100,383
MFS Massachusetts Investors Trust Fund	129,578	shares	2,180,797
PIMCO Total Return Fund	331,426	shares	3,646,236
Templeton Foreign Fund	157,029	shares	1,059,776
			37,625,582
Collective Investment Fund
Federated Capital Preservation Fund	283,685	units	2,993,325

Money Market Fund
Federated Government Obligations Fund	4,545,153	shares	4,545,153

*Participant Loans	5.0% - 6.25%		2,488

			$45,699,675

*Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Merchants Corporation Retirement Income and Savings Plan
Date: June 25, 2010	/s/ Mark K. Hardwick
Mark K. Hardwick
Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)